UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at September 27, 2007

GREAT BASIN GOLD LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: September 27, 2007

Print the name and title of the signing officer under his signature.

Ste. 1500, Royal Centre 1055 West Georgia Street, P.O. Box 11117, Vancouver, BC V6E 4N7 Canada www.grtbasin.com	TSX: GBG AMEX: GBN JSE: GBG

  GREAT BASIN GOLD INDEPENDENT OF HUNTER DICKINSON GROUP

September 27, 2007, Vancouver BC - Great Basin Gold Ltd ("Great Basin" or the "Company") announced that it had reached an agreement with Hunter Dickinson Inc. ("HDI") in terms of which the management contract that existed between the parties since December 31, 1996 has been terminated. Great Basin Gold agreed to a termination fee of C$350,000, which will be funded through the issue of 135,659 Great Basin Gold common shares to HDI. The shares will be issued at C$2.58, the 30 day volume weighted average price trading on the TSX preceding August 31, 2007, which is the effective date of the cancellation of the agreement.

President and CEO, Ferdi Dippenaar said: "We have had an excellent relationship with the team from HDI, and will continue to make use of some of their services, albeit on an ad hoc basis. As Great Basin Gold has grown and built its own capacity and skills, its dependence on the range of services supplied by HDI has decreased over the past year. Great Basin Gold is at an interesting phase of its development and is making good progress with its two development projects, thereby transforming the company from an advanced explorer to an emerging gold producer."

Great Basin Gold has two advanced stage gold projects in two of the world's best known gold environments. In addition to its Burnstone Gold Project in South Africa's Witwatersrand Goldfield, the Company holds a 100% interest in the Hollister Property on the Carlin Trend in Nevada, USA.

Ferdi Dippenaar
President and CEO

For additional details on Great Basin and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa                      27 (0) 11 884 1610
Melanee Henderson in North America                 1 800 667-2114
Barbara Cano at Breakstone Group in the USA    (646) 452-2334

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin ("the Company") expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. No guarantees can be given that the required permitting and/or licensing will be approved. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.